WESTERN & SOUTHERN FINANCIAL GROUP
400 Broadway
Cincinnati, Ohio 45202

January 15, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 and 811-03651)

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 130 (the “Amendment”) to the Trust’s registration statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission (the “Commission”). Pursuant to Rule 485(a)(2), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 75 days after filing. No fees are required in connection with this filing.

The Amendment is being filed for the purpose of creating a new series of the Trust: Touchstone International Growth Fund.

Please direct any comments or questions on this filing to the undersigned at (513) 357-6029.

Best regards,

/s/ Meredyth A. Whitford
Meredyth A. Whitford
Counsel